SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13E-3
RULE 13E-3 TRANSACTION STATEMENT
UNDER SECTION 13(E) OF
THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

TREAN INSURANCE GROUP, INC.
(Name of the Issuer)

Trean Insurance Group, Inc.
Treadstone Merger Sub Inc.
Treadstone Parent Inc.
Treadstone Upper Parent Inc.
Treadstone Aggregator L.P.
Altaris Health Partners V, L.P.
Altaris Health Partners V-A, L.P.
AHP V GP, L.P.
AHP-TH LLC
AHP-BHC LLC
ACP-TH LLC
ACP-BHC LLC
Altaris Health Partners III, L.P.
AHP III GP, L.P.
Altaris Constellation Partners, L.P.
AHP Constellation GP, L.P.
Altaris Partners, LLC
George E. Aitken-Davies
Daniel G. Tully
 (Names of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

89457R101
(CUSIP Number of Class of Securities)

Trean Insurance Group, Inc.
150 Lake Street West	Treadstone Merger Sub Inc.
Wayzata, MN 55391	Treadstone Parent Inc.
(952) 974-2200	Treadstone Upper Parent Inc.
Attn: Patricia A. Ryan	Treadstone Aggregator L.P.
Altaris Health Partners V, L.P.
Altaris Health Partners V-A, L.P.
AHP V GP, L.P.
AHP-TH LLC
AHP-BHC LLC
ACP-TH LLC
ACP-BHC LLC
Altaris Health Partners III, L.P.
AHP III GP, L.P.
Altaris Constellation Partners, L.P.
AHP Constellation GP, L.P.
Altaris Partners, LLC
George E. Aitken-Davies
Daniel G. Tully
c/o Altaris Partners, LLC
10 East 53rd Street, 31st Floor
New York, NY 10022
(212) 931-0250
Attn: Daniel G. Tully & Charles Mullens

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of the Persons Filing Statement)
With copies to

Bass, Berry & Sims PLC	Kirkland & Ellis LLP
150 Third Avenue South	601 Lexington Avenue
Nashville, TN 37201	New York, NY 10022
(615) 742-6200	(212) 446-4800
Attn: J. Page Davidson & Scott W. Bell	Attn: David B. Feirstein, P.C.

Morris, Nichols, Arsht & Tunnell LLP
1201 N. Market Street
Wilmington, DE 19801
(302) 351-9169
Attn: Eric Klinger-Wilensky & James Honaker

This statement is filed in connection with (check the appropriate box):
a.	☒ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b.	☐ The filing of a registration statement under the Securities Act of 1933.
c.	☐ A tender offer.
d.	☐ None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the disclosure in this transaction statement on Schedule 13E-3. Any representation to the contrary is a criminal offense.

Introduction

This Amendment No. 2 to the Transaction Statement on Schedule 13E-3 (as originally filed on January 19, 2023, and subsequently amended by Amendment No.1 filed on March 16, 2023, together with all exhibits thereto and hereto, this “Transaction Statement”) is being filed with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”), by (1) Trean Insurance Group, Inc. (“Trean” or the “Company”); (2) Treadstone Merger Sub Inc., a Delaware corporation (“Merger Sub”), (3) Treadstone Parent Inc., a Delaware corporation (“Parent”), (4) Treadstone Upper Parent Inc., a Delaware corporation (“Upper Parent”), (5) Treadstone Aggregator L.P., a Delaware limited partnership (“Aggregator”), (6) Altaris Health Partners V, L.P., a Delaware limited partnership (“Altaris Health Partners V”), (7) Altaris Health Partners V-A, L.P., a Delaware limited partnership (“Altaris Health Partners V-A”), (8) AHP V GP, L.P., a Delaware limited partnership (“AHP V GP”), (9) AHP-TH LLC, a Delaware limited liability company (“AHP-TH”), (10) AHP-BHC LLC, a Delaware limited liability company (“AHP-BHC”), (11) ACP-TH LLC, a Delaware limited liability company (“ACP-TH”), (12) ACP-BHC LLC, a Delaware limited liability company (“ACP-BHC”), (13) Altaris Health Partners III, L.P., a Delaware limited partnership (“Altaris Health Partners III”), (14) AHP III GP. L.P., a Delaware limited partnership (“AHP III GP”), (15) Altaris Constellation Partners, L.P., a Delaware limited partnership (“Altaris Constellation Partners”), (16) AHP Constellation GP, L.P., a Delaware limited partnership (“AHP Constellation GP”), (17) Altaris Partners, LLC, a Delaware limited liability company (“Altaris Partners”), (18) George E. Aitken-Davies and (19) Daniel G. Tully (each of (1) through (19) a “Filing Person,” and collectively, the “Filing Persons”). Merger Sub, Parent, Upper Parent, Aggregator, Altaris Health Partners V, Altaris Health Partners V-A, AHP V GP, AHP-TH, AHP-BHC, ACP-TH, ACP-BHC, Altaris Health Partners III, AHP III GP, Altaris Constellation Partners, AHP Constellation GP, Daniel G. Tully and George E. Aitken-Davies are each affiliates of Altaris Partners, which through its affiliates, AHP-BHC, AHP-TH, ACP-BHC and ACP-TH, owns collectively 24,023,919 shares of Trean’s common stock par value $0.01 per share (“Trean Common Stock”), representing approximately 46.9% of the voting power of the issued and outstanding shares of Trean Common Stock.

This Transaction Statement relates to the Agreement and Plan of Merger, dated as of December 15, 2022 (as it may be amended from time to time, the “Merger Agreement”), by and among Trean, Parent and Merger Sub.

If the Merger Agreement is adopted by Trean’s stockholders and the other conditions under the Merger Agreement are either satisfied or waived, Merger Sub will be merged with and into Trean (which we refer to as the “Merger”), the separate corporate existence of Merger Sub will cease and Trean will continue its corporate existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and as a wholly-owned subsidiary of Parent. Upon completion of the Merger, each share of Trean Common Stock issued and outstanding immediately prior to the effective time of the Merger (other than (i) any shares held in the treasury of Trean, (ii) any shares owned by Parent or any direct or indirect wholly-owned subsidiary of Parent (including Merger Sub), (iii) any shares to be treated as otherwise agreed to in writing before the Effective Time between Parent or its affiliates and the holder thereof, and (iv) any shares owned by stockholders who are entitled to and have properly exercised and perfected their demands for appraisal rights under Delaware law) will be automatically converted into the right to receive $6.15 in cash, without interest and subject to applicable withholding taxes (the “Transaction Consideration”). Following the completion of the Merger, the shares of Trean Common Stock will no longer be publicly traded, and holders of such shares of Trean Common Stock that have been converted into the right to receive the Transaction Consideration will cease to have any ownership interest in Trean.

On March 16, 2023, Trean filed with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which Trean’s board of directors (the “Board”) is soliciting proxies from stockholders of Trean in connection with the Merger. Terms used but not defined in this Transaction Statement have the meanings assigned to them in the Proxy Statement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Annex A thereto and is incorporated herein by reference.

Concurrently with the filing of this Transaction Statement, Trean is filing with the SEC definitive additional proxy soliciting materials under Regulation 14A of the Exchange Act, a copy of which is attached hereto as Exhibit (a)(10), to amend and supplement the Proxy Statement.

On December 15, 2022, a special committee (the “Special Committee”) of the Board, consisting solely of non-management members of the Board who are disinterested and independent of Altaris Partners and its affiliates, after considering various factors, including those described in the Proxy Statement, and after consultation with the Special Committee’s independent legal and financial advisors, unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated thereby, including the Merger, are advisable, fair to, and in the best interests of Trean and the “Unaffiliated Stockholders” (defined as Trean’s stockholders other than Altaris Partners and its affiliates, Parent, Merger Sub, any Rollover Stockholders (as defined in the Merger Agreement) or any officers of Trean whom the Board has determined are subject to the reporting requirements of Section 16 of the Exchange Act (the “Section 16 Officers”) or any of their respective affiliates, associates or members of their immediate family (as such terms are defined in Rules 12b-2 and 16a-1 of the Exchange Act)), (ii) determined that it is advisable and in the best interests of Trean and the Unaffiliated Stockholders to enter into, approve, adopt and declare advisable, the Merger Agreement, (iii) recommended that the Board (A) determine that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to and in the best interests of, Trean and its stockholders (including the Unaffiliated Stockholders), (B) determine that it is in the best interests of Trean and its stockholders (including the Unaffiliated Stockholders) to enter into, and approve, adopt and declare advisable, the Merger Agreement, (C) approve the execution and delivery by Trean of the Merger Agreement, the performance by Trean of its covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained in the Merger Agreement, (D) direct that the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger, be submitted to the stockholders of Trean, and (E) recommend that the stockholders of Trean vote to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger, at any meeting of the stockholders held for such purpose and any adjournment or postponement thereof.

The Board (other than Daniel G. Tully, who abstained from participating in the deliberations or voting on the matter due to his position as Co-Founder and Managing Director of Altaris), acting upon the unanimous recommendation of the Special Committee, unanimously (i) determined that the terms of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, are advisable, fair to, and in the best interests of, Trean and its stockholders (including the Unaffiliated Stockholders), (ii) determined that it is in the best interests of Trean and its stockholders (including the Unaffiliated Stockholders) to enter into, and approved, adopted and declared advisable, the Merger Agreement, (iii) approved the execution and delivery by Trean of the Merger Agreement, the performance by Trean of its covenants and agreements contained therein and the consummation of the Merger and the other transactions contemplated by the Merger Agreement, upon the terms and subject to the conditions contained in the Merger Agreement, (iv) directed that the adoption of the Merger Agreement and the approval of the transactions contemplated by the Merger Agreement, including the Merger, be submitted to the stockholders of Trean, and (v) resolved to recommend that the stockholders of Trean vote to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement, including the Merger, at any meeting of the stockholders held for such purpose and any adjournment or postponement thereof.

The Merger cannot be completed without both (a) the affirmative vote of a majority of the aggregate voting power of the outstanding shares of Trean Common Stock beneficially owned by the Unaffiliated Stockholders entitled to vote thereon, and (b) the affirmative vote of a majority of the aggregate voting power of the outstanding shares of Trean Common Stock entitled to vote thereon.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3.

While each of the Filing Persons acknowledges that the Merger is a going-private transaction for purposes of Rule 13E-3 under the Exchange Act, the filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of a Filing Person, that Trean is “controlled” by any of the other Filing Persons and/or their respective affiliates.

The information concerning Trean contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by Trean. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person. No Filing Person is responsible for the accuracy of any information supplied by any other Filing Person.

Item 1.	Summary Term Sheet

Regulation M-A Item 1001

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

Item 2.	Subject Company Information

Regulation M-A Item 1002

(a)	Name and address. Trean’s name, and the address and telephone number of its principal executive offices are:
Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391
(952) 974-2200

(b)	Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—What votes are required to approve the Special Meeting Proposals?”

“Questions and Answers—I understand that a quorum is required to conduct business at the Special Meeting. What constitutes a quorum?”

(c)	Trading market and price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Trean —Market Price of Common Stock and Dividends”

(d)	Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Trean —Market Price of Common Stock and Dividends”

“Terms of the Merger Agreement—Conduct of Business Pending the Merger”

(e)	Prior public offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Other Important Information Regarding Trean—Prior Public Offerings”

(f)	Prior stock purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Trean—Certain Transactions in the Shares of Trean Common Stock”

Item 3.	Identity and Background of Filing Person

Regulation M-A Item 1003(a) through (c)

(a) – (b)	Name and Address of Each Filing Person; Business and Background of Entities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Parties Involved in the Merger”

“The Merger—Parties Involved in the Merger”

“Other Important Information Regarding Trean—Directors and Executive Officers of Trean”

“Other Important Information Regarding the Altaris Filing Parties”

“Where You Can Find More Information”

(c)	Business and Background of Natural Persons.

“Other Important Information Regarding Trean—Directors and Executive Officers of Trean”

“Other Important Information Regarding the Altaris Filing Parties”

“Where You Can Find More Information”

Item 4.	Terms of the Transaction

Regulation M-A Item 1004(a) and (c) through (f)

(a)	Material terms.

(1)	Tender offer. Not applicable.

(2)	Merger or Similar Transactions.

(i)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for the Altaris Filing Parties”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“The Merger”

“Terms of the Merger Agreement”

“Voting and Support Agreement”

Annex A—Agreement and Plan of Merger, dated as of December 15, 2022, by and among Trean, Treadstone Parent Inc., and Treadstone Merger Sub Inc.

Annex B—Opinion of Houlihan Lokey, Inc.

Annex D—Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC.

(ii)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—What will I receive if the Merger is consummated?”

“Questions and Answers—What will the holders of outstanding Trean equity awards receive in the Merger?”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“The Merger—Transaction Consideration”

“Terms of the Merger Agreement—Transaction Consideration”

“Terms of the Merger Agreement—Exchange and Payment Procedures”

(iii)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Unaudited Prospective Financial Information of Trean”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for the Altaris Filing Parties”

Annex B –Opinion of Houlihan Lokey, Inc.

(iv)	The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—What votes are required to approve the Special Meeting Proposals?”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

“The Merger—Vote Required and Board Recommendation”

“Terms of the Merger Agreement—Conditions to the Closing of the Merger”

(v)	The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“Terms of the Merger Agreement—Transaction Consideration”

“Terms of the Merger Agreement—Employee Matters”

“Terms of the Merger Agreement—Indemnification and Insurance”

“The Voting and Support Agreement”

Annex D—Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC.

(vi)	The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger—Accounting Treatment”

(vii)	The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—U.S. Federal Income Tax Consequences of the Merger”

“Questions and Answers—Will I be subject to U.S. federal income tax upon the exchange of Trean Common Stock for cash pursuant to the Merger?”

“Special Factors—U.S. Federal Income Tax Consequences of the Merger”

(c)	Different terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“Terms of the Merger Agreement—Transaction Consideration”

“Terms of the Merger Agreement—Employee Matters”

“Terms of the Merger Agreement—Indemnification and Insurance”

“The Voting and Support Agreement”

Annex D—Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC.

(d)	Appraisal rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Appraisal Rights”

“Questions and Answers—Am I entitled to appraisal rights under the DGCL?”

“The Special Meeting—Rights of Stockholders Who Seek Appraisal”

“Appraisal Rights”

Annex C—Section 262 of the General Corporation Law of the State of Delaware

(e)	Provisions for unaffiliated security holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Provisions for Trean’s Unaffiliated Security Holders”

(f)	Eligibility for listing or trading. Not applicable.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005(a) through (c) and (e)

(a)(1) – (2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“The Merger—Financing of the Merger”

“Terms of the Merger Agreement”

“The Voting and Support Agreement”

“Other Important Information Regarding Trean—Prior Public Offerings”

“Other Important Information Regarding Trean—Certain Transactions in the Shares of Trean Common Stock”

“Where You Can Find More Information”

(b) – (c)	Significant corporate events; Negotiations or contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“The Merger—Financing of the Merger”

“Terms of the Merger Agreement”

“The Voting and Support Agreement”

Annex A—Agreement and Plan of Merger, dated as of December 15, 2022, by and among Trean, Treadstone Parent Inc., and Treadstone Merger Sub Inc.

Annex D—Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC.

Equity Commitment Letter, dated December 15, 2022, by and between Altaris Health Partners V, L.P. and Altaris Health Partners V-A, L.P. and Treadstone Parent Inc., is attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Limited Guarantee, dated as of December 15, 2022, by and between Altaris Health Partners V, L.P., Altaris Health Partners V-A, L.P., and Trean Insurance Group, Inc., is attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

(e)	Agreements involving the subject company’s securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Plans for Trean After the Merger”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

“The Merger—Financing of the Merger”

“The Merger—Vote Required and Board Recommendation”

“Terms of the Merger Agreement”

“The Voting and Support Agreement”

“Other Important Information Regarding Trean—Prior Public Offerings”

“Other Important Information Regarding Trean—Certain Transactions in the Shares of Trean Common Stock”

Annex A—Agreement and Plan of Merger, dated as of December 15, 2022, by and among Trean, Treadstone Parent Inc., and Treadstone Merger Sub Inc.

Annex D—Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC.

Item 6.	Purposes of the Transaction and Plans or Proposals

Regulation M-A Item 1006(b) and (c)(1) through (8)

(b)	Use of securities acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—What is the proposed Merger and what effects will it have on Trean?”

“Questions and Answers—What will the holders of outstanding Trean equity awards receive in the Merger?”

“Special Factors—Plans for Trean After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for the Altaris Filing Parties”

“Special Factors—Certain Effects on Trean if the Merger Is Not Consummated”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“The Merger—Certain Effects on Trean if the Merger Is Not Consummated”

“The Merger—Transaction Consideration”

“Terms of the Merger Agreement—Transaction Consideration”

“Other Important Information Regarding Trean—Market Price of Common Stock and Dividends”

(c)(1) – (8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Plans for Trean After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for the Altaris Filing Parties”

“Special Factors—Certain Effects on Trean if the Merger Is Not Consummated”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“The Merger—Effects of the Merger”

“The Merger—Certain Effects on Trean if the Merger Is Not Consummated”

“The Merger—Transaction Consideration”

“The Merger—Financing of the Merger”

“The Merger Agreement—Conduct of Business Pending the Merger”

“Terms of the Merger Agreement—Transaction Consideration”

“Terms of the Merger Agreement—Directors and Officers; Certificate of Incorporation; Bylaws”

“The Voting and Support Agreement”

“Other Important Information Regarding Trean—Directors and Executive Officers of Trean”

“Other Important Information Regarding Trean—Market Price of Common Stock and Dividends”

Annex A—Agreement and Plan of Merger, dated as of December 15, 2022, by and among Trean, Treadstone Parent Inc., and Treadstone Merger Sub Inc.

Annex D—Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC.

Item 7.	Purposes, Alternatives, Reasons and Effects

Regulation M-A Item 1013

(a)	Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors— Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Plans for Trean After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for the Altaris Filing Parties”

“The Merger—Effects of the Merger”

(b)	Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

(c)	Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Plans for Trean After the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Unaudited Prospective Financial Information of Trean”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for the Altaris Filing Parties”

Annex B—Opinion of Houlihan Lokey, Inc.

(d)	Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Plans for Trean After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Certain Effects of the Merger for the Altaris Filing Parties”

“Special Factors—Certain Effects on Trean if the Merger Is Not Consummated”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“Special Factors—U.S. Federal Income Tax Consequences of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Rights of Stockholders Who Seek Appraisal”

“The Merger—Certain Effects of the Merger”

“The Merger—Certain Effects on Trean if the Merger Is Not Consummated”

“The Merger—Transaction Consideration”

“The Merger—Financing of the Merger”

“The Merger—Accounting Treatment”

“Terms of the Merger Agreement—Certain Effects of the Merger”

“Terms of the Merger Agreement—Closing and Effective Time”

“Terms of the Merger Agreement—Directors and Officers; Articles of Incorporation; Bylaws”

“Terms of the Merger Agreement—Transaction Consideration”

“The Merger Agreement—Indemnification and Insurance”

“Terms of the Merger Agreement—Employee Matters”

“Terms of the Merger Agreement—Conduct of Business Pending the Merger”

“Terms of the Merger Agreement—Fees and Expenses”

“Other Important Information Regarding Trean—Directors and Executive Officers of Trean”

“Other Important Information Regarding Trean—Market Price of Common Stock and Dividends”

“Appraisal Rights”

Annex A—Agreement and Plan of Merger, dated as of December 15, 2022, by and among Trean, Treadstone Parent Inc., and Treadstone Merger Sub Inc.

Annex B—Opinion of Houlihan Lokey, Inc.

Item 8.	Fairness of the Transaction

Regulation M-A Item 1014

(a) – (b)	Fairness; Factors considered in determining fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—What votes are required to approve the Special Meeting Proposals?”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

Annex B—Opinion of Houlihan Lokey, Inc.

Discussion Materials of Houlihan Lokey, Inc. for the Special Committee, dated October 28, 2022, are attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Houlihan Lokey, Inc. for the Special Committee, dated December 15, 2022, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

(c)	Approval of security holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—What votes are required to approve the Special Meeting Proposals?”

“Special Factors— Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“The Special Meeting—Vote Required; Abstentions and Broker Non-Votes”

“The Merger—Vote Required and Board Recommendation”

 “Terms of the Merger Agreement—Conditions to the Closing of the Merger”

Annex A—Agreement and Plan of Merger, dated as of December 15, 2022, by and among Trean, Treadstone Parent Inc., and Treadstone Merger Sub Inc.

(d)	Unaffiliated representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

 “Special Factors—Provisions for Trean’s Unaffiliated Security Holders”

(e)	Approval of directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

(f)	Other offers. Not applicable.

Item 9.	Reports, Opinions, Appraisals and Negotiations

Regulation M-A Item 1015

(a) – (b)
Report, opinion or appraisal; Preparer and summary of the report, opinion or appraisal. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Opinion of the Special Committee’s Financial Advisor”

“Where You Can Find More Information”

Annex B—Opinion of Houlihan Lokey, Inc.

Discussion Materials of Houlihan Lokey, Inc. for the Special Committee, dated October 28, 2022, are attached hereto as Exhibit (c)(1) and are incorporated herein by reference.

Discussion Materials of Houlihan Lokey, Inc. for the Special Committee, dated December 15, 2022, are attached hereto as Exhibit (c)(2) and are incorporated herein by reference.

(c)
Availability of documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Trean during its regular business hours by any interested equity security holder of Trean or representative who has been so designated in writing.

Item 10.	Source and Amounts of Funds or Other Consideration

Regulation M-A Item 1007

(a) – (b)	Source of funds; Conditions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Merger—Parties Involved in the Merger”

“The Merger—Financing of the Merger”

“Terms of the Merger Agreement—Conditions to the Closing of the Merger”

“Terms of the Merger Agreement—Financing Efforts”

Equity Commitment Letter, dated December 15, 2022, by and between Altaris Health Partners V, L.P. and Altaris Health Partners V-A, L.P. and Treadstone Parent Inc., is attached hereto as Exhibit (d)(3) and is incorporated herein by reference.

Limited Guarantee, dated as of December 15, 2022, by and between Altaris Health Partners V, L.P., Altaris Health Partners V-A, L.P., and Trean Insurance Group, Inc., is attached hereto as Exhibit (d)(4) and is incorporated herein by reference.

(c)	Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Fees and Expenses”

“The Merger—Financing of the Merger”

“Terms of the Merger Agreement—Damages Cap”

“Terms of the Merger Agreement—Termination Fee”

“Terms of the Merger Agreement—Fees and Expenses”

(d)	Borrowed funds. Not applicable.

Item 11.	Interest in Securities of the Subject Company

Regulation M-A Item 1008

(a)	Securities ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“Security Ownership of Certain Beneficial Owners and Management”

(b)	Securities transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Other Important Information Regarding Trean—Certain Transactions in the Shares of Trean Common Stock”

Item 12.	The Solicitation or Recommendation

Regulation M-A Item 1012(d) and (e)

(d)	Intent to tender or vote in a going-private transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“Special Factors—Intent to Vote in Favor of the Merger”

“Special Factors—Obligation of Altaris to Vote in Favor of the Merger”

“The Merger—Vote Required; Abstentions and Broker Non-Votes”

“The Merger—Shares Held by Trean’s Directors and Executive Officers”

“The Voting and Support Agreement”

Annex D—Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC.

(e)	Recommendation of others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers”

“Special Factors—Background of the Merger”

“Special Factors—Recommendation of the Special Committee; Reasons for the Merger”

“Special Factors—Approval and Recommendations of the Board; Trean’s Position as to the Fairness of the Merger to Trean’s Unaffiliated Security Holders”

“Special Factors—Position of the Altaris Filing Parties as to the Fairness of the Merger”

“Special Factors—Purpose and Reasons of Trean for the Merger”

“Special Factors—Purpose and Reasons of the Altaris Filing Parties for the Merger”

“The Merger—Vote Required and Board Recommendation”

Item 13.	Financial Information

Regulation M-A Item 1010(a) through (b)

(a)
Financial statements. The audited consolidated financial statements of Trean for the fiscal years ended December 31, 2022 and 2021 are incorporated herein by reference to Trean’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, filed on March 16, 2023 (see “Item 8 - Financial Information” beginning on page 75).

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Unaudited Prospective Financial Information of Trean”

“Other Important Information Regarding Trean—Summary Historical Consolidated Financial Information”

“Other Important Information Regarding Trean—Book Value per Share”

“Where You Can Find More Information”

(b)	Pro forma information. Not applicable.

Item 14.	Persons/Assets, Retained, Employed, Compensated or Used

Regulation M-A Item 1009

(a) – (b)	Solicitations or recommendations; Employees and corporate assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers—Who will solicit votes for and bear the cost and expense of this proxy solicitation?”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

“Special Factors—Interests of the Directors and Executive Officers of Trean in the Merger”

“Miscellaneous”

Item 15.	Additional Information

Regulation M-A Item 1011(b) and (c)

(b)	Golden Parachute Compensation. Not applicable.

(c)	Other material information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16.	Exhibits

Regulation M-A Item 1016(a) through (d), (f) and (g)

(a)(1)	Definitive Proxy Statement of Trean Insurance Group, Inc. (the “Proxy Statement”) (included in the Schedule 14A filed with the SEC on March 16, 2023, and incorporated herein by reference).

(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3)	Letter to Trean Insurance Group, Inc. Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5)	Current Report on Form 8-K, dated December 16, 2022 (included in Schedule 14A filed on December 16, 2022 and incorporated herein by reference).

(a)(6)	Current Report on Form 8-K, dated December 19, 2022 (included in Schedule 14A filed on December 19, 2022 and incorporated herein by reference).

(a)(7)	Current Report on Form 8-K, dated January 26, 2023 (included in Schedule 14A filed on January 26, 2023 and incorporated herein by reference).

(a)(8)	Definitive Additional Proxy Soliciting Materials (included in Schedule 14A filed on March 16, 2023 and incorporated herein by reference).

(a)(9)	Current Report on Form 8-K, dated March 22, 2023 (incorporated herein by reference).

(a)(10)	Definitive Additional Proxy Soliciting Materials (included in Schedule 14A filed on April 12, 2023 and incorporated herein by reference).

(a)(11)	Definitive Additional Proxy Soliciting Materials (included in Schedule 14A filed on April 12, 2023 and incorporated herein by reference).

(c)(1)*	Discussion Materials of Houlihan Lokey, Inc. for the Special Committee, dated October 28, 2022.

(c)(2)*	Discussion Materials of Houlihan Lokey, Inc. for the Special Committee, dated December 15, 2022.

(c)(3)	Opinion of Houlihan Lokey, Inc., dated December 15, 2022 (incorporated herein by reference to Annex B of the Proxy Statement).

(d)(1)
Agreement and Plan of Merger, dated as of December 15, 2022, by and among Trean, Treadstone Parent Inc., and Treadstone Merger Sub Inc. (incorporated herein by reference to Annex A of the Proxy Statement).

(d)(2)
Voting and Support Agreement, dated as of December 15, 2022, by and among Trean Insurance Group, Inc., AHP-BHC LLC, AHP-TH LLC, ACP-BHC LLC, ACP-TH LLC and Altaris Partners, LLC (incorporated herein by reference to Annex D of the Proxy Statement).

(d)(3)*	Equity Commitment Letter, dated as of December 15, 2022, by and between Altaris Health Partners V, L.P., Altaris Health Partners V-A, L.P. and Treadstone Parent Inc.

(d)(4)*	Limited Guarantee, dated as of December 15, 2022, by and between Altaris Health Partners V, L.P., Altaris Health Partners V-A, L.P., and Trean Insurance Group, Inc.

(f)	Section 262 of the General Corporation Law of the State of Delaware (incorporated herein by reference to Annex C of the Proxy Statement).

107*	Filing Fee Table.

*	Previously filed with the Schedule 13e-3 filed with the SEC on January 19, 2023.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 12, 2023

TREAN INSURANCE GROUP, INC.

By:	/s/ Julie A. Baron
Name:	Julie A. Baron
Title:	Chief Executive Officer

TREADSTONE MERGER SUB INC.

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	President

TREADSTONE PARENT INC.

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	President

TREADSTONE UPPER PARENT INC.

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	President

TREADSTONE AGGREGATOR L.P.
By: AHP V GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS HEALTH PARTNERS V, L.P.
By: AHP V GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS HEALTH PARTNERS V-A, L.P.
By: AHP V GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP V GP, L.P.
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP-TH LLC

By:	Altaris Health Partners III, L.P., its sole member
By:	AHP III GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP-BHC LLC

By:	Altaris Health Partners III, L.P., its sole member
By:	AHP III GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ACP-TH LLC

By:	Altaris Constellation Partners, L.P., its sole member
By:	AHP Constellation GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ACP-BHC LLC

By:	Altaris Constellation Partners, L.P., its sole member
By:	AHP Constellation GP, L.P., its general partner
By:	Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS HEALTH PARTNERS III, L.P.
By: AHP III GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP III GP, L.P.
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS CONSTELLATION PARTNERS, L.P.
By: AHP Constellation GP, L.P., its general partner
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

AHP CONSTELLATION GP, L.P.
By: Altaris Partners, LLC, its general partner

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

ALTARIS PARTNERS, LLC

By:	/s/ Daniel G. Tully
Name:	Daniel G. Tully
Title:	Manager

/s/ George E. Aitken-Davies
George E. Aitken-Davies

/s/ Daniel G. Tully
Daniel G. Tully